Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated May 2, 2016 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2016

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

_____

> *The following information only affects you if you currently invest or plan to invest in the subaccount that corresponds to the Nuveen U.S. Infrastructure Bond Fund*

Effective May 18, 2016, the Nuveen U.S. Infrastructure Bond Fund (the "Fund") will no longer be available to new plan sponsors in preparation for the Fund's liquidation in August 2016. Plan sponsors offering the Fund on May 18, 2016, may continue to submit payroll contributions and plan participants may continue to make purchases of the Fund until it is liquidated.

After the close of business on August 12, 2016, the Fund will close to all new purchases and we will liquidate and transfer all assets and allocations to the Fund to the Voya Intermediate Bond Portfolio (Class I), which is available through your plan. This date will be deemed the "Liquidation Date."

Voluntary Transfers Before the Effective Date of the Liquidation. Any time prior to the Liquidation Date, you may transfer amounts that you have allocated to the subaccount that invests in the Fund to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting Customer Service at:

P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

See also the Investment Options section or the Transfers section of your Contract Prospectus or Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at Customer Service noted above.

Automatic Reallocation Upon Liquidation. There will be no charge for the automatic reallocation into the Voya Intermediate Bond Portfolio (Class I), and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your account value immediately before the reallocation will equal your account value immediately after the reallocation.

Future Allocations. After the Liquidation Date, the subaccount that invested in the Fund will no longer be available through your Contract Prospectus or Contract Prospectus Summary. Any future allocations directed to the subaccount that invested in this Fund will be automatically allocated to the subaccount that invests in the Voya Intermediate Bond Portfolio (Class I).

Information about the Voya Intermediate Bond Portfolio. Summary information about the Voya Intermediate Bond Portfolio (Class I) can be found in **APPENDIX III – FUND DESCRIPTIONS** in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting Customer Service as noted on the previous page.

There will be no further disclosure regarding the Fund in future Contract Prospectuses or Contract Prospectus Summaries.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***